FINANCE CODE OF ETHICS

BUSINESS CONDUCT

ILX Resorts Incorporated subscribes to the highest principles of business ethics.  Our common goal must always be to maintain the Company’s established reputation for absolute integrity.  ILX does not seek business success through illegal or unethical means, regardless of the circumstances.  Employees whose behavior is found to violate the Company’s Code of Ethics will be subject to disciplinary action including, when appropriate, termination.

As an ILX employee, you are to follow the highest principles of business ethics.  While it is impossible to define every situation where unethical business conduct may occur, the following are specifically to be avoided:

•      GRATUITIES TO GOVERNMENT EMPLOYEES/OFFICIALS

In accordance with government regulations, no ILX employee may offer a gratuity to any government employee or official on behalf of, or in pursuance of, Company business.  Gratuities are defined as meals, drinks, gifts, expenses, cash, or any other item of value including personal service.  An offer to provide, or the actual provision of, any form of gratuity to a government employee or official will constitute grounds for immediate termination.  This policy does not prohibit offering discounts on food, beverages or services to governmental employees at ILX facilities, provided such discounts are offered uniformly to all such employees and do not exceed discount rates offered to other non-governmental groups.  The term “gratuity” does not necessarily include the value or cost associated with government employees’ or officials’ participation in or presence for meals, meetings, conferences, seminars or other events, where such expenditures have been approved by the Company’s senior management in connection with appropriate interactions with such employees of officials concerning legitimate business, political, legislative, and/or regulatory activities.  The Company may make exceptions to this policy when, in its sole discretion, it considers such exceptions appropriate.

•      GRATUITIES TO/FROM CUSTOMERS AND SUPPLIERS

As an employee of ILX, you may not offer to give, or accept a gratuity from a customer, supplier or any other representative in the pursuit of business, or in conjunction with the negotiation of business on behalf of ILX.  Expenses for meals as part of a seminar, convention, or business meeting are not within the definition of gratuities for the purpose of this policy.  Invitations extended by a customer or supplier to participate in any program or activity, such as a party or football game, should be referred to your manager for approval on a case-by-case basis.  This policy is not intended to cover normal gratuities for resort employees for providing service to guests (i.e., food and beverage services).  Any violation of this policy will constitute grounds for immediate termination.  The Company may make exceptions to this policy when, in its sole discretion, it considers such exceptions appropriate.

•      POLITICAL ACTIVITIES

ILX Resorts Incorporated, without reservation, accepts the basic democratic principle that all employees are free to make their own individual decisions in civic and political matters.  The Company encourages its employees to accept the personal responsibility of good citizenship, including participation in civic and political activities.  However, such activities are to be carried on outside of normal working hours.  No political activities or solicitations may be carried on within Company premises.  For purposes of this policy, political activities are defined as activities in support of, or in concert with, any individual candidate (including employees who are or may be candidates) for political office, or a political party, which seeks to influence the election of candidates to federal, state or local offices.  The term “political activities or solicitations” does not necessarily include contacts with government employees or officials at meals, meetings, conferences, seminars, or other events, where such contact has been approved by the Company’s senior management in connection with the Company’s expression of its own views concerning matters that are the subject of business, political, legislative, and/or regulatory discussion.  Nor does this policy apply to political activities or solicitations undertaken by the Company itself in connection with its expression of such views.  The Company may make exceptions to this policy when, in its sole discretion, it considers such exceptions appropriate.

RELEVANT LAWS

ILX employees must obey all relevant laws including those that apply to consumer marketing, privacy, copyright protection, securities and taxes.

CONFLICT OF INTEREST

Employees of ILX Resorts Incorporated may not engage in any activity, practice, or conduct, which conflicts with, or appears to conflict with, the interest of ILX, its customers, or its suppliers.  Any appearance of a conflict of interest will be deemed as an actual conflict of interest and is hereby prohibited.  As such, employees and their immediate family may not engage in the same or similar lines of business as those of ILX nor hold a material financial interest in companies which are competitors to ILX.  For purposes of these provisions, immediate family includes spouse, children and others sharing the same home as the employee.  Exceptions may be made on a case-by-case basis.  Such exception requests must be made in advance of their occurrence to the employee’s supervisor and approved, in writing, by the Human Resource Department.

Employees are not to engage in, directly or indirectly, either on or off the job, any conduct, which is disloyal, disruptive, competitive, or damaging to ILX Resorts Incorporated.

REPORTING

ILX will report the financial condition and results of operations honestly.  The Company’s records will be kept in accordance with generally accepted accounting principles and with established internal control policies.  No financial data will be influenced by others or by performance objectives.  ILX will cooperate fully with, and not conceal information from, external auditors and regulatory agencies during examinations of the Company’s books, records and operations.

CONCERNS REGARDING QUESTIONABLE ACCOUNTING OR AUDITING MATTERS

Any employee who has concerns regarding questionable accounting or auditing matters may anonymously submit his or her concern by mailing it in an envelope marked “Audit Committee-Confidential” to ILX Resorts Incorporated, 2111 E. Highland Avenue, Suite 200, Phoenix, Arizona 85016.

I adhere to the above Finance Code of Ethics.

Name	Date